EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Closing of Rights Offering

CALGARY, Alberta, Nov. 03, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD) (OTC QB:NSFDF) today announced the closing of the rights offering previously announced on September 26, 2017 (the “Offering”). The Company issued 4,187,290 common shares a price of $0.50 per common share, for aggregate gross proceeds of $2,093,645.

NXT plans to use the net proceeds from the Offering to support business development and marketing activities required to transform the Company’s existing revenue pipeline into binding contracts and for general corporate purposes.

Approximately 53% of the Offering, being 2,237,607 shares, were issued in the basic subscription, of which 680,856 shares were issued to insiders of the Company and 1,556,751 shares were issued to others.  A total of 1,949,683 shares were applied for under the additional subscription provision, all of which were issued to non-insiders representing 47% of the Offering.

A total of 4,187,290 shares were issued collectively under the basic and additional subscription provisions which represents 41% of the offering.  There was no standby commitment agreement.

As a result of the completion of the Offering, a total of 58,043,799 common shares of NXT are now issued and outstanding.

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized and actual results and future events could differ materially from those anticipated in such statements. These forward-looking statements include, among other things, statements relating to: the details or and funds to be raised under the Rights Offering, additional sources of required funding for the Company, the use of the funds raised under the Rights Offering, the intention of insiders to exercise their Rights, including the participation of our Chief Executive Officer, and the anticipated trading market which may or may not develop.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing the Company and the Rights Offering are described in the Rights Offering Circular to be filed on www.sedar.com and as part of the Form F-7 registration statement to be filed with the U.S. Securities and Exchange Commission at www.sec.gov, as well as its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com and in its most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information about NXT, please contact NXT’s Head office at nxt_info@nxtenergy.com

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For further information, please contact:

Mr. George Liszicasz
President & Chief Executive Officer
NXT Energy Solutions Inc.
403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.